Exhibit 99.1

Cancer Genetics and StemoniX Sign Definitive Agreement to Merge

Combined Company Positioned to Offer Best-in-Class and

Innovative Drug Discovery Solutions

RUTHERFORD, NJ and MAPLE GROVE, MN, August 24, 2020 — Cancer Genetics, Inc. (the “Company”) (Nasdaq: CGIX), and StemoniX, Inc., today announced the entry into a definitive merger agreement. Cancer Genetics is a leader in drug discovery and preclinical oncology and immuno-oncology services. StemoniX, a private company, is a leader in developing high-throughput disease-specific human organoid platforms integrated with leading-edge data science technologies. Under the terms of the merger agreement, StemoniX will merge with a newly formed subsidiary of Cancer Genetics in an all-equity transaction. Upon shareholder approval, the combined company expects to remain listed on the Nasdaq Stock Market. StemoniX will retain its name and become a wholly-owned subsidiary of Cancer Genetics.

The transaction will position the combined company to harness the synergies between two critical modalities of drug discovery and development - advanced animal models and relevant human high-throughput organoid platforms. The resulting integration of scientific and technology-based expertise, skilled management teams, and ability to offer customers an end-to-end platform will de-risk and accelerate development of preclinical and clinical pipelines for biopharma partners as well as for the proprietary pipeline of the combined company. In combination, Cancer Genetics and StemoniX currently enjoy partnerships and R&D relationships with dozens of global pharmaceutical and biotechnology companies.

“The process of discovering and developing a new drug candidate takes years and comes with a price tag of hundreds of millions - or even billions - of dollars. However, we are at unique time in the drug discovery industry as the convergence of technological innovations in both biology and software will transform conventional workflows in time and accuracy. To convert the time-consuming and labor-intensive process of developing a drug for market, we now look to supplement traditional discovery and drug approval mechanisms to include humanized cell-based assays with artificial intelligence (AI) along with our core vivoPharm business. Given that our strategy and approach are strongly aligned with those of StemoniX, we are pleased to have moved forward with this proposed transaction,” stated Jay Roberts, Chief Executive Officer of Cancer Genetics.

“The pharma industry and society are at a critical pivot point. Viral pandemics and diseases lacking treatments require a new way of innovation. The proposed merger expects to expand our ability to engage with a larger audience of potential partners and expand our internal capabilities as we deliver on our mission to rapidly discover the safest and most effective therapeutics on behalf of our partners and our shareholders. The mission will stay consistent - allow scientists to quickly and economically conduct high-throughput toxicity and drug development studies in ready-to-assay plates containing functional microOrgans®,” stated Ping Yeh, Chief Executive Officer of StemoniX.

ABOUT THE TRANSACTION

Pursuant to the merger agreement, Cancer Genetics will acquire all of the outstanding capital stock of StemoniX in exchange for a number of shares of its common stock which will represent approximately 78% of the outstanding common stock of Cancer Genetics, subject to certain adjustments and prior to the effects of the financing referred to below, with the current equity holders of Cancer Genetics retaining 22% of the common stock immediately following the consummation of the merger.

The Boards of Directors of both companies have approved the proposed merger, which is expected to close in the fourth quarter of 2020, subject to the approval of the shareholders of both Cancer Genetics and StemoniX, financing and other customary closing conditions.

H.C. Wainwright & Co. is acting as financial advisors to the Board of Directors of Cancer Genetics, and Lowenstein Sandler is acting as its legal counsel. Northland Securities, Inc. is acting as financial advisor to the Board of Directors of StemoniX and Taft, Stettinius & Hollister is acting as its legal counsel.

ABOUT CANCER GENETICS

Through its vivoPharm subsidiary, Cancer Genetics offers proprietary preclinical test systems supporting clinical diagnostic offerings at early stages, valued by the pharmaceutical industry, biotechnology companies and academic research centers. The Company is focused on precision and translational medicine to drive drug discovery and novel therapies. vivoPharm specializes in conducting studies tailored to guide drug development, starting from compound libraries and ending with a comprehensive set of in vitro and in vivo data and reports, as needed for Investigational New Drug filings. vivoPharm operates in The Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) accredited and GLP compliant audited facilities. For more information, please visit www.cancergenetics.com.

ABOUT STEMONIX, INC.

StemoniX is empowering the discovery of new medicines through the convergence of novel human biology and software technologies. StemoniX develops and manufactures high-density, at-scale human induced pluripotent stem (iPSC) cell-derived neural and cardiac screening platforms for drug discovery and development. Predictive, accurate, and consistent, these human models enable scientists to quickly and economically conduct research with improved outcomes in a simplified workflow. Through collaborations with drug discovery organizations, StemoniX tests compounds in-house, creates new cell-based disease models, and operationalizes custom human iPSC disease models at large scale for high-throughput screening. With leading-edge iPSC technologies and data science, StemoniX is helping global institutions bring the most promising medicines to patients. To learn more about how StemoniX products and services are accelerating discoveries, please visit www.StemoniX.com.

For more information, please visit or follow CGI at:

www.cancergenetics.com

Twitter: @Cancer_Genetics

And StemoniX at:

www.StemoniX.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to Cancer Genetics Inc.’s expectations regarding satisfaction of closing conditions, consummation of the merger, future financial and/or operating results, and potential for our services, future revenues or growth in this press release constitute forward-looking statements.

Any statements that are not historical fact (including, but not limited to, statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates”) should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in our ability to satisfy all closing conditions to the merger, our attempts to adapt to the global coronavirus pandemic, achieve profitability by increasing sales of our pre-clinical services, maintain our existing customer base and avoid cancellation of customer contracts or discontinuance of trials, raise capital to meet our liquidity needs and conditions to the merger, properly evaluate strategic options, and other risks discussed in the Cancer Genetics, Inc. Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarter ended June 30, 2020, along with other filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Cancer Genetics, Inc. disclaims any obligation to update these forward-looking statements.

Investor Contacts:
Jennifer K. Zimmons. Ph.D.

Investor Relations

Zimmons International Communications, Inc.

Email: jzimmons@zimmonsic.com

Phone: +1.917.214.3514